RECEIVED
2005 AUG 24 P 8:21

05010703

12 August 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Limited

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED (formerly Nedcor Limited) in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange news service (SENS).

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

p.p. P.I. Ratton

Jackie Katzin
Assistant Group Secretary

PROCESSED
AUG 25 2005
THOMSON
FINANCIAL

cc. Jonathan K Bender, Esq

dlw 8/24



NEDBANK GROUP

Reviewed financial results

for the six months ended 30 June 2005

Benefits of recovery programme gain momentum

Headline earnings increase 74,3% to R1 398 million

Headline earnings per share up 44,5% to 354 cents

Return on ordinary shareholders' equity increases from 11,7% to 14,6%

Efficiency ratio, excluding foreign translation gains/(losses), improves from 77,9% to 68,6%

Broad-based black economic empowerment scheme approved

Interim dividend per share up 139% from 44 cents to 105 cents


2005


2004

Nedbank Capital ■ Nedbank Corporate □ Nedbank Retail ■ Imperial Bank ■ Other

Headline earnings quoted in Rm

These results and additional information are available on **www.nedbankgroup.co.za**

Nedbank Group's recovery programme is gaining momentum and the benefits are increasingly being reflected in our financial performance. Income is growing at a faster rate than expenses, with the efficiency ratio improving steadily and return on equity increasing. We continue to deliver on the commitments we have made to our shareholders and have reaffirmed our stated financial targets for 2007.

Tom Boardman – Chief Executive

Overview

Headline earnings per share increased by 44,5% to 354 cents (2004: 245 cents) in line with the revised forecast provided to the market on 21 July 2005. Fully diluted headline earnings per share increased from 243 cents to 354 cents. Basic earnings (previously known as attributable earnings) also grew strongly, rising from 247 cents per share to 356 cents per share for the period. The directors have resolved, in line with the circular to shareholders on the black economic empowerment (BEE) scheme, to offer a capitalisation award with a cash dividend alternative amounting to 105 cents per share, up from the dividend of 44 cents per share announced in August 2004. The group's return on ordinary shareholders' equity (ROE) continued to improve, increasing from 11,7% for the period to June 2004 to 14,6% for the six months to June 2005.

The improved performance for the six months was driven mainly by:

- the continued realisation of benefits from the recovery programme, which (excluding foreign exchange translation gains/(losses)) are reflected in the growth in operating income and the containment of expenses, resulting in the efficiency ratio improving from 77,9% for the period to June 2004 to 68,6% for the six months to June 2005;
- significantly improved performance from Nedbank Retail, with headline earnings growing 105,1% to R439 million and return on average equity improving from 9,2% to 18,3%;
- a strong performance from Nedbank Capital, with headline earnings growing 25,9% to R447 million;
- a 5,9% growth in advances, compared with December 2004;
- a continuation of the good credit environment, resulting in an improvement in the overall quality of advances; and
- the weakening of the rand, resulting in a foreign currency translation gain of R165 million, compared with a loss of R98 million for the period to June 2004.

Nedbank Group is reporting in accordance with International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The group's 2004 results have been restated to reflect the requirements of reporting under IFRS.

Progress against three-year plan

In the 2004 year-end results announced in February 2005, Nedbank Group outlined five major action plans that form the foundation of the group's three-year plan. To provide shareholders with an update on the group's progress delivery against each of these actions is detailed below:

- *Ensure that income growth is at least 9% higher than expense growth (on a three-year compound annual growth rate (CAGR) basis with 2004 as the base)*
  Good progress has been made towards achieving this target, with total income (excluding foreign currency translation gains) growing by 9,2%, while total expenses declined by 3,9% for the period. The group anticipates that, although income is expected to continue to grow ahead of expenses, the difference will not be as large in future reporting periods as in the current period.
- *Maintain market share from the second half of 2005*
  There has been a slowdown in the rate at which the group has been losing market share, particularly in the key area of home loans in Nedbank Retail. Market shares are still expected to stabilise in the second half of the year.
- *Grow non-interest revenue through a focus on transactional revenue*
  To grow transactional revenue the group has created focused teams and started to implement a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance. The group recognises, however, that this is only a longer-term goal and the full benefits are expected to be realised from 2006.
- *Build Nedbank Retail*
  Nedbank Retail has historically generated ROEs significantly below those of its retail banking peers. A key focus of the group is to deliver the financial turnaround of Nedbank Retail, while improving client service. Following the restructuring of Nedbank Retail in 2004, good progress has been made in growing revenue and containing expenses, resulting in headline earnings increasing by 105% and return on average equity increasing from 9,2% to 18,3%. The integration of Nedbank and Peoples Bank is progressing according to plan and remains on track for completion by the end of 2005. The restructuring and a focus on staff training will deliver improved client service.
- *Transform the business beyond the Financial Sector Charter (FSC) targets*
  Nedbank Group's groundbreaking BEE transaction announced in April will see a broad range of black stakeholders acquire direct ownership worth 11,5% of the value of Nedbank Group's South African businesses. The transaction, worth more than R3 billion, was approved by an overwhelming majority of shareholders on 22 July 2005. The scheme shares are due to be issued to the respective BEE trusts on 8 August 2005. The group will then focus on implementing the schemes for employees, retail and corporate clients and community groups, as well as developing its working relationship with the strategic black business partners, based on their performance agreements. Appropriate emphasis still remains on other areas of transformation such as employment equity, skills development, procurement, access to financial services, empowerment financing and social responsibility.

Strategy

Nedbank Group remains committed to its strategy of:

- focusing on the basics of banking to meet the financial services needs of clients;
- being a full-spectrum bank, providing a comprehensive range of banking and related services to investment banking, corporate and retail clients across all client segments; and
- adopting a Southern African focus, while also meeting the international banking needs of our Southern African clients and servicing multinational clients doing business in South Africa.

The key strategic focus areas remain:

- continuing to drive growth in transactional banking;
- building a high-performance culture through the empowerment of employees and ensuring accountability throughout the organisation;
- optimising the business mix by growing Nedbank Retail and improving the product and client mix;
- moving beyond transformation as a business imperative and demonstrating the group's commitment to South Africa; and
- instilling a client-driven business model by creating a client-focused structure and simplifying processes to speed up delivery to clients.

By listening, understanding client needs and delivering to our stakeholders the group strives to become Southern Africa's most highly rated and respected bank by employees, clients, shareholders, regulators and communities.

Business environment

The environment for the banking sector remained positive throughout the period. Stable, low interest rates and low inflation continued to drive consumer spending and retail advances growth. The positive economic conditions also stimulated equity markets and ensured a continuation of the positive credit environment. While the demand for credit in business banking and commercial property finance remains steady, and the initial signs of an increase in infrastructure spend are being noted, the demand for large corporate debt has been muted. The investment banking markets continued to experience strong deal flows, driven primarily by BEE transactions.

Financial performance

Nedbank Group continued to show a turnaround in performance, with headline earnings growing by 74,3% from R802 million to R1 398 million. Basic earnings grew by 73,3% from R810 million to R1 404 million.

Net interest income

Net interest income (NII) increased by 21,2% from R3 319 million to R4 024 million. The group's net interest margin for the period was 3,45%, up from 2,99% for the period to June 2004 and 3,18% for the twelve months to December 2004.

To reflect more accurately the banking margin on banking assets by excluding trading activities and to facilitate easier peer group comparison, the group has reclassified certain trading revenues from NII to non-interest revenue (NIR). As a result, the previously reported NII of R3 595 million for the period to June 2004 has decreased by R276 million to R3 319 million. The previously reported comparative for NIR has consequently increased by R276 million from R3 495 million to R3 771 million.

The margin increase can be attributed to:

- the uplift created from a full six months of the rights offer proceeds received in May 2004;
- reduced funding drag as a result of the low levels of interest rate risk in the banking book following the hedging strategy implemented last year;
- income on the proceeds from the sale of non-core investments;
- the repatriation of certain foreign capital during 2004; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

However, margin was negatively impacted by the 1% reduction in the taxation rate for companies, which resulted in a R54 million reduction in margin arising from the treatment of structured finance deals. This reduction is offset by a corresponding reduction in the taxation line and will reverse over time. Margins have also been compressed by the impact of the lower interest-rate environment and resulting drop in the endowment income earned on capital and the net of non-interest-paying liabilities and non-interest-earning assets.

% of daily average interest-earning assets – unaudited	%	Rm
December 2004 reported	3,13	7 582
Trading revenue and assets excluded from margin	0,05	(437)
Adjusted 2004 margin	3,18	7 145
H1 2005 asset growth		719
Net endowment effect	0,18	166
– Rights issue	0,13	122
– Other	0,05	44
Current and savings accounts margin compression	(0,10)	(93)
Market margin compression	(0,16)	(151)
Expensive funding drag	0,11	100
Foreign capital repatriated	0,06	56
Subordinated-debt hedge	0,05	46
Expensive empowerment funding for Peoples Bank	0,07	70
Tax structured deals impact	0,06	64
Other		(7)
June 2005 annualised	3,45	8 115

Financial highlights

for the period ended		Reviewed June 2005	Restated June 2004	Restated December 2004
Share statistics				
Number of shares listed	m	395,3	357,5	394,2
Weighted average number of shares	m	394,4	327,8	360,9
Fully diluted weighted average number of shares	m	394,5	330,1	361,8
Headline earnings per share	cents	354	245	483
Fully diluted headline earnings per share	cents	354	243	481
Basic earnings per share (previously attributable earnings per share)	cents	356	247	423
Fully diluted basic earnings per share	cents	356	245	422
Dividends declared per share	cents	105	44	120
Dividends paid per share	cents	76	35	79
Dividend cover	times	3,4	5,6	4,0
Net asset value per share (investments at market value)	cents	5 067	4 499	4 692
Tangible net asset value per share (investments at market value)	cents	3 803	3 162	3 400
Closing share price	cents	7 429	6 170	7 780
Price earnings ratio	historical	21	25	16
Market capitalisation	Rbn	29,4	24,2	30,7
Key ratios				
Return on ordinary shareholders' equity	%	14,6	11,7	11,0
Return, excluding foreign currency translation gains/losses on ordinary shareholders' equity	%	12,9	13,1	12,7
Return on total assets	%	0,85	0,53	0,54
Return, excluding foreign currency translation gains/losses, on total assets	%	0,75	0,58	0,62
Net interest income to interest-earning assets	%	3,45	2,99	3,18
Non-interest revenue to total income	%	49,1	52,5	53,1
Impairments to total loans and advances	%	2,6	3,2	2,9
Efficiency ratio	%	67,2	79,0	74,8
Efficiency ratio (excluding foreign currency translation gains/losses)	%	68,6	77,5	73,5
Effective taxation rate	%	22	14	24
Group capital adequacy ratio:				
Tier 1	%	8,5	7,9	8,1
Total	%	12,2	12,3	12,1
Number of employees		21 298	23 172	21 103
Balance Sheet				
Total equity attributable to equity holders	Rm	20 028	17 677	18 497
Total shareholders' equity	Rm	23 658	21 112	21 948
Amounts owed to depositors	Rm	262 948	236 193	254 299
Loans and advances to customers	Rm	227 742	206 553	221 275
Gross	Rm	233 913	213 363	227 959
Impairment of loans and advances	Rm	(6 171)	(6 810)	(6 684)
Total assets	Rm	336 158	300 801	327 900
Assets under management	Rm	73 686	87 574	68 982
Total assets administered by the group	Rm	409 844	388 375	396 882
Earnings reconciliation				
Income attributable to equity holders	Rm	1 404	810	1 527
Less: non-headline earnings items	Rm	6	8	(215)
Non-trading and capital items	Rm	6	(9)	(254)
Taxation on non-trading and capital items	Rm		17	39
Headline earnings	Rm	1 398	802	1 742
Headline earnings (excluding foreign currency translation gains/losses)	Rm	1 233	900	2 022

Income statement

for the period ended Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Interest and similar income	10 818	11 350	22 789
Interest expense and similar charges	6 794	8 031	15 644
Net interest income	4 024	3 319	7 145
Impairment charge on loans and advances	620	409	1 217
Income from lending activities	3 404	2 910	5 928
Non-interest revenue	3 716	3 771	8 373
Foreign currency translation gains/(losses)	165	(98)	(280)
Operating income	7 285	6 583	14 021
Total expenses	5 311	5 524	11 404
Operating expenses	5 064	4 943	10 239
Transaction taxes	164	170	470
Fees due to alliance partners	30	83	70
Merger expenses	53	94	246
Recovery programme expenses		234	379
Profit from operations before non-trading and capital items	1 974	1 059	2 617
Non-trading and capital items	6	(9)	(254)
Impairment of goodwill		(91)	(87)
Profit/(Loss) on sale of subsidiaries investments and property and equipment	6	137	(74)
Net impairment of investments, property and equipment and capitalised development costs		(55)	(93)
Profit from operations	1 980	1 050	2 363
Share of profits of associates and joint ventures	77	80	147
Profit before taxation	2 057	1 130	2 510
Taxation	454	159	668
Taxation on non-trading and capital items		(17)	(39)
Profit for the period	1 603	988	1 881
Minority interest income attributable to			
– ordinary shareholders	(83)	(68)	(125)
– preference shareholders	(116)	(110)	(229)
Income attributable to equity holders	1 404	810	1 527

Reconciliation of restated income attributable to equity holders as reported under IFRS

reviewed for the period Rm	Note	30 June 2004	31 December 2004
As previously reported		380	374
Adjustments for:			
Credit impairment	1	215	140
Revenue recognition and deferred acquisition costs	2	(14)	(31)
Goodwill	3	127	261
Foreign exchange	4	116	91
Share-based payments	5	(4)	(15)
Post-employment benefits	6		131
Property, plant and equipment	7	(10)	(44)
As reported under IFRS		810	1 527

Balance sheet

as at Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Assets			
Cash and balances with central banks	14 032	11 609	10 050
Other short-term securities	20 776	9 549	16 310
Government and other securities	24 320	22 322	26 224
Derivative financial instruments	22 345	21 509	27 560
Loans and advances to customers	227 742	206 553	221 275
Other assets	7 447	8 391	6 816
Current taxation receivable	209	174	196
Investments in associate companies and joint ventures	1 287	1 464	1 089
Investment securities	6 618	8 167	6 565
Post-employment assets	974	506	992
Deferred taxation asset	1 258	1 245	1 169
Investment property	174	133	174
Property, plant and equipment	2 745	2 704	2 628
Non-current assets held for sale	48	13	48
Computer software and capitalised development costs	1 322	1 558	1 419
Goodwill	3 673	3 695	3 676
Customers' indebtedness for acceptances	1 390	1 009	1 509
Total assets	336 158	300 601	327 900
Shareholders' equity and liabilities			
Ordinary share capital	395	393	394
Ordinary share premium	9 976	9 832	9 892
Reserves	9 657	7 452	8 211
Total equity attributable to equity holders	20 028	17 677	18 497
Minority shareholders' equity attributable to			
– ordinary shareholders	860	665	681
– preference shareholders	2 770	2 770	2 770
Total shareholders' equity	23 658	21 112	21 948
Derivative financial instruments	22 633	19 856	28 055
Amounts owed to depositors	262 948	236 193	254 299
Other liabilities	12 224	9 413	9 117
Deferred revenue	246	225	257
Current taxation liabilities	276	189	133
Deferred taxation liabilities	1 092	864	1 125
Post-employment liabilities	981	640	979
Investment contract liabilities	3 395	3 803	3 109
Long-term debt instruments	7 331	7 497	7 309
Liabilities under acceptances	1 396	1 009	1 509
Total liabilities	312 500	279 689	305 952
Total shareholders' equity and liabilities	336 158	300 601	327 900
Guarantees on behalf of customers excluded from assets	9 352	10 429	10 770

IAS39: Balance sheet classification of financial instruments

Reviewed as at Rm	30 June 2005 Assets	30 June 2005 Liabilities	30 June 2004 Assets	30 June 2004 Liabilities	31 December 2004 Assets	31 December 2004 Liabilities
Fair value	59 422	34 399	56 939	27 137	66 418	36 153
Financial assets and liabilities at fair value through profit and loss	54 287	34 399	54 369	27 137	63 283	36 153
Available for sale	5 135		2 570		3 135	
Amortised cost	267 316	276 735	234 340	251 499	251 952	268 481
Loans and receivables	260 509		232 990		244 879	
Held to maturity	6 807		1 350		7 073	
Non-trading liabilities		276 735		251 499		268 481
Other assets and liabilities	9 420	1 367	9 522	1 053	9 510	1 318
Total shareholders' equity		23 657		21 112		21 948
	336 158	336 158	300 801	300 801	327 900	327 900

Cash flow statement

for the period ended Rm	Reviewed June 2005	Restated June 2004	Restated December 2004
Cash flows from operating activities	3 019	2 663	5 723
Change in working funds	1 688	(6 345)	(11 804)
Cash generated/(utilised) by operating activities before taxation	4 707	(3 682)	(6 081)
Taxation paid	(360)	(285)	(835)
Net cash generated/(utilised) by operating activities	4 347	(3 967)	(6 916)
Cash flows from investment activities	(127)	1 228	2 835
Cash flows from financing activities	(238)	2 321	1 903
Net increase/(decrease) in cash and cash equivalents	3 982	(418)	(2 177)
Cash and balances with central banks at beginning of period	10 050	12 227	12 227
Cash and balances with central banks at end of period	14 032	11 609	10 050

Nedbank Group Limited
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE:NED
ISIN:ZAE000004875
("Nedbank Group")

Nedbank Group's black economic empowerment transaction

1. Introduction

Nedbank Group ordinary shareholders ("Shareholders") are referred to the announcement on 19 April 2005 of its intention to introduce direct, broad-based black ownership into the Nedbank Group by way of the issue of 41 268 130 new ordinary shares in the Nedbank Group ("New Nedbank Shares") ("the Transaction"), the circular to Shareholders posted on 15 June 2005 describing the Transaction and the announcement of the results of the general meeting held on 22 July 2005 stating that all required ordinary and special resolutions were duly passed by the requisite majority of Shareholders.

The implementation of the Transaction was subject to the fulfilment of certain conditions precedent.

The board of Nedbank Group is pleased to announce that the outstanding conditions precedent have been fulfilled and the Transaction is now wholly unconditional.

Accordingly the New Nedbank Shares have been issued and listed on the JSE with effect from today.

Sandton
08 August 2005

Lead sponsor to Nedbank Group
Merrill Lynch South Africa (Pty) Ltd

NEDBANK GROUP LIMITED
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("the company" or "the group")

DEALINGS IN SECURITIES BY NON-EXECUTIVE DIRECTORS

In terms of paragraph 3.63 - 3.65 of the Listings Requirements of JSE Limited, the following information is disclosed in respect of the acquisition of Nedbank Group Limited ordinary shares by non-executive directors of Nedbank Group Limited and Nedbank Limited on 8 August 2005:

Name	Number of shares acquired	Nominal price per share	Total value
B de L Figaji	98 641	R56,06	R5 529 814,46
JB Magwaza	98 641	R56,06	R5 529 814,46
ME Mkwanazi	98 641	R56,06	R5 529 814,46
ML Ndlovu	197 283	R56,06	R11 059 684,98

These shares are all held on an indirect beneficial basis.

The shares have been acquired through the Non-executive Directors Scheme, part of the group's black economic empowerment (BEE) transaction, in terms of which the black non-executive directors of the company acquire an interest through the Non-executive Directors Trust.

The BEE transaction was announced on 19 April 2005 and details were contained in a circular to shareholders dated 15 June 2005.

The Non-executive Directors Scheme is subject to a six-year holding period. The shares have been issued at par value, and the balance of the nominal price is subject to an interest charge of 11,83% (nominal rate compounded annually in arrears).

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.